Exhibit (a)(5)(F)

EFiled: Jun 15 2015 12:45PM EDT Transaction ID 57401973 Case No. 11145-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

CHARLES DAEDA, Individually and on
behalf of all others similarly situated,

Plaintiff,
v.
Civil Action No.
GRAFTECH INTERNATIONAL LTD.,
RANDY CARSON, THOMAS A.
DANJCZEK, KAREN FINERMAN, JOEL
L. HAWTHORNE, DAVID R. JARDINI,
NATHAN MILIKOWSKY, M.
CATHERINE MORRIS, BROOKFIELD
ASSET MANAGEMENT INC., BCP IV
GRAFTECH HOLDINGS LP, and
ATHENA ACQUISITION SUBSIDIARY INC.,

Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by and through his attorneys, alleges upon personal knowledge as to himself, and upon information and belief based upon, among other things, the investigation of counsel as to all other allegations herein, as follows:

SUMMARY OF THE ACTION

1. This is a shareholder class action brought by Plaintiff on behalf of holders of the common stock of GrafTech International Ltd. (“GrafTech” or the “Company”) against the Board of Directors of GrafTech (“Individual Defendants” or “Board”) to enjoin the acquisition of the publicly owned shares of GrafTech common stock by Brookfield Asset Management Inc. (“BAM”), BCP IV GrafTech Holdings LP (“BCP IV” or “Parent”) and BCP IV’s wholly owned subsidiary Athena Acquisition Subsidiary Inc. (“Acquisition Sub” and collectively with BAM and Parent, “Brookfield”) as detailed herein (“Proposed Transaction”).

2. As detailed herein, the Proposed Transaction, and related Investment Agreement (defined below), were designed by Defendants (defined below) to frustrate the efforts of the Company’s largest shareholder, defendant Nathan Milikowsky (“Milikowsky”), to replace GrafTech’s Chief Executive Officer (“CEO”) and reconstitute the Board in an effort to fix the Company. The actions of Defendants over the months leading up to the Proposed Transaction demonstrate that the Board’s negotiation of same was motivated by a desire to undermine the Milikowsky in the proxy battle that was expected to occur in connection with the Company’s 2015 Annual Meeting of Stockholders. The conduct and transactions complained of herein are in violation of fiduciary duties owed to GrafTech’s public shareholders and serve the interests of Defendants to the detriment of the shareholders.

3. GrafTech is a global company that offers innovative graphite material solutions for its customers in a wide range of industries and end markets, including steel manufacturing, advanced energy applications and latest generation electronics. GrafTech operates 18 principal manufacturing facilities on four continents and sells products in over 70 countries. GrafTech employs approximately 2,400 people.

4. In November 2010, GrafTech acquired Seadrift Coke L.P. (“Seadrift”), the world’s second largest producer of petroleum-based needle coke, and C/G Electrodes LLC (“C/G”), a US-based graphite electrode producer.

5. Defendant Milikowsky and members of his family (the “Milikowsky Group”) were substantial equity owners of Seadrift and C/G prior to their acquisition by the Company. In connection with those acquisitions, the Milikowsky Group received a portion of the aggregate consideration paid to the equity holders of Seadrift and C/G, which was comprised of shares of common stock, cash and non-interest bearing senior subordinated notes due in November 2015 (“Senior Subordinated Notes”) for an aggregate total face amount of $200 million. In addition, as part of the Seadrift and C/G acquisitions, the Milikowsky Group was guaranteed a seat on the GrafTech Board as long as he and his associates held at least 12 million of the Company’s shares.

6. Milikowsky began his tenure as a director of GrafTech on December 9, 2010. After spending a year on the Board, his opinion of management and his fellow board members plunged. He thought the Company was underperforming, spending too much on overhead and making poor strategic choices and he was vocal about his views.

7. Indeed, since shortly after the Seadrift and C/G acquisitions, the Company has consistently underperformed the broad market and its peers and frequently failed to even meet its own forecasts. As such, Milikowsky had various confrontations with the Board and Company management and has been vocal about their need to improve the performance and operations of the Company.

8. In early 2012, Milikowsky began meeting with other directors to make his case. According to public statements by Milikowsky, at least one of his co-directors was openly supportive and another was sympathetic to his concerns but wary of confronting management without a majority of board members aligned.

9. Thereafter, Milikowsky began efforts to get the Company to replace then CEO Craig Shular (“Shular”) (who subsequently resigned on January 21, 2014 and was replaced by defendant Joel Hawthorne as CEO and President.)

10. As Milikowsky escalated his efforts to overhaul the Company, the backlash from the Company’s management and Board also increased. In May 2013, Milikowsky was pushed off the Board amid accusations from Company management that he leaked material nonpublic information to a hedge fund. However, according to Milikowsky, the accusations were “a total sham excuse to protect Shular, and they dreamed up this leak as an excuse to force me off the board.”

11. Neverthelss, despite pushing Milikowsky off the Board, the Milikowsky Group was and continues to be the Company’s largest shareholder and they are the holders of the Senior Subordinated Notes. Thus, they possessed the ability to exert significant control over the Company, and their continued efforts to overhaul the Company’s Board and senior officers for the benefit of GrafTech’s public shareholders still posed a significant threat to same.

12. In January 2014, the Milikowsky Group announced their intention to nominate five director candidates, which would constitute control of the Board, to stand for election to GrafTech’s Board at the Company’s 2014 Annual Meeting of Stockholders. Over the ensuing months, and after numerous public exchanges with the Board, the Milikowsky Group elected to reduce their director nominees to three candidates which included defendants Karen Finerman, David R. Jardini and Milikowsky (the “Milikowsky Directors”).

13. In May 2014, after a costly proxy battle between the Board and the Milikowsky Group, at the Company’s 2014 Annual Meeting of Stockholders, the Company’s shareholder’s voted in favor of the three Milikowsky Directors each of whom is currently a director of the Company.

14. On January 23, 2015, the Milikowsky Group (now styled as the “Save GrafTech” group) indicated their intention to once again wage a proxy contest and nominate a full slate of seven directors to stand for election at the Company’s 2015

Annual Meeting of Stockholders as well as their desire to remove the Company’s current CEO, defendant Hawthorne. Save GrafTech detailed the continued strategic and operational missteps that have contributed to the Company’s downward spiral and identified four additional independent director nominees who they believed are qualified to oversee a wholesale restructuring of the Company.

15. On February 11, 2015, the Milikowsky Group issued a public letter critiquing the Company’s CEO and Board and reaffirming the need to replace them in order to save the Company. Among other things, in the letter Milikowsky stated as follows:

I believe the Company’s performance during the past year speaks for itself in demonstrating to shareholders that management’s actions have been both inadequate and ineffective, that the CEO needs to be promptly replaced and that the Board needs to be reconstituted. Over the past 12 months, GrafTech has continually failed to meet its own forecasts, the business has suffered net losses for the past five quarters, the share price has declined by over 60% and both major credit rating agencies have downgraded the Company’s debt. All of this has occurred in the face of an increasing demand for graphite electrodes and an approximately 3.5% median share price decrease of GrafTech’s peer group, as indicated in the chart below:

[Emphasis added.]

16. The February 11, 2015 letter also highlighted the leverage the Milikowsky Group possesses as a result of the Senior Subordinated Notes, stating:

absent an agreed upon restructuring, the $200 million of senior subordinated notes will be payable in full in cash on November 30, 2015. Moreover, as GrafTech is undoubtedly aware, the revolving credit facility’s maturity may be accelerated to August 30, 2015 — which is just over six months away — if a solution for the subordinated notes cannot be achieved before August 30.

17. That very same day, Brookfield initiated contact with the Company and indicated that it was interested in refinancing the Senior Subordinated Notes. Further discussion of Brookfield’s interest was postponed until March 6, 2015.

18. On March 2, 2015, in an effort to mitigate the Milikowsky Group’s leverage over the Board, and defeat their efforts to improve the operations of GrafTech, the Company announced that it has amended its revolving credit facility to provide additional flexibility, resulting in access to the full $400 million revolver and that the Company established a new $40 million senior secured term loan facility. The stated purpose of the credit facility amendment and the term loan facility was to provide the Company with the necessary liquidity to repay the Senior Subordinated Notes due in November 2015.1

19. On March 6, 2015, the Company met with Brookfield regarding Brookfield’s interest in “helping the Company” refinance its Senior Subordinated Notes. However, in light of the amended and new credit facilities announced on March 2, 2015, which already mitigated the Milikowsky Group’s leverage in connection with the Senior Subordinated Notes, the Board intimated to Brookfield that a proposed transaction would need to address the Milikowsky Group’s other leverage over the Board, namely its position as the Company’s largest shareholder.

20. On March 9, 2015, just days after the March 6 meeting, Brookfield contacted defendant Hawthorne and indicated its potential interest in acquiring the Company.

[1]	Despite to patent conflict of interest, the term loan facility was provided by a group led by JPMorgan Chase Bank, N.A., whose affiliate, J.P. Morgan Securities LLC (“J.P. Morgan”), served as the Company’s financial advisor in connection with the Proposed Transaction.

21. On March 30, 2015, despite their involvement in the amended and new credit facilities announced on March 2, 2015, the Board determined to engage J.P. Morgan to provide advice to and act for the Board and the Company with respect to the Brookfield proposal.

22. On April 14, 2015, the Company received a non-binding expression of interest from Brookfield regarding a proposed purchase of $150,000,000 of convertible preferred stock, which would be used to refinance the Senior Subordinated Notes, and a proposed tender offer for up to 100% of the Company’s Shares (including a back-end merger) at a purchase price of $5.00 per share. As was revealed later on in the process, the proposed purchase of $150,000,000 of convertible preferred stock would serve to directly address the Milikowsky Group’s leverage as the Company’s largest shareholder. Indeed, further confirming that the Board’s real interest in transacting with Brookfield was to undermine the Milikowsky Group’s leverage, and not to serve the best interests of the Company’s shareholders, the Board repeatedly advised that it was only authorizing negotiations with Brookfield and not authorizing a sale of the Company.

23. On April 25, 2015, Brookfield indicated that it would increase its proposed purchase price to $5.05 per share. And on April 28, 2015, after the Board met and discussed the impact of the proposed transactions on the

Company’s credit facility and the Senior Subordinated Notes, and was satisfied that the transactions enabled them to achieve their agenda with respect to the Milikowsky Group, the Board determined that the $5.05 offer price was acceptable.

24. On April 29, 2015, GrafTech announced that it has entered into a letter of intent regarding the potential sale of $150 million of 7% convertible preferred shares in a private offering to an affiliate of BAM. GrafTech also announced that it had entered into a separate letter of intent for a possible tender offer by Brookfield to acquire outstanding shares of GrafTech common stock. Seizing on the opportunity to conceal the Board’s true agenda, and in furtherance of same, the Company announced that:

In order to give GrafTech stockholders adequate opportunity to consider the choices expected to be presented by the tender offer, GrafTech’s Board has decided to postpone the Company’s 2015 Annual Meeting of Stockholders to a later date.

which enabled the Company to further undermine the Milikowsky Group’s efforts to restructure the Board and the Company.

25. On May 4, 2015, GrafTech announced that it entered into an investment agreement (“Investment Agreement”) with an affiliate of BAM under which Brookfield will acquire $150 million of 7% convertible preferred shares of GrafTech in a private offering.

26. Under the terms of the Investment Agreement, upon issuance, the convertible preferred shares will be issued in two series, Series A shares and Series B shares (collectively, “Company Preferred Stock”). The Series A shares will be immediately convertible into GrafTech common shares equal to approximately 19.9% of the currently outstanding shares of GrafTech common stock, at a conversion price of $5.00 per common share, subject to customary anti-dilution adjustments. Subject to certain conditions, the Series B shares will become convertible into common shares equal to approximately 2% of the currently outstanding shares.

27. The Investment Agreement was designed to eliminate the Milikowsky Group’s leverage and undermine its efforts to improve the operations of the Company. The proceeds of the Investment Agreement will be used for the repayment of the Company’s Senior Subordinated Notes and the convertible preferred shares will result in the Milikowsky Group’s displacement as the Company’s largest shareholder. Moreover, pursuant to the Investment Agreement, Brookfield will designate two directors to be appointed to the Board whereby the GrafTech Board will be expanded from seven to nine and the influence of the Milikowsky Directors will be substantially diluted.

28. On May 5, 2015, the day after announcing the execution of the Investment Agreement, and consistent with the true purpose and effect of same, Brookfield requested that J.P. Morgan arrange for discussions between Brookfield and Milikowsky regarding whether Milikowsky would be willing to enter into a tender and support agreement with respect to his shares in connection with the proposed Transaction. On or about May 8, 2015, Brookfield met with Milikowsky and, in light of the Investment Agreement which effectively served as a “check mate” to his ability to reorganize and fix the Company, Milikowsky was receptive to Brookfield’s proposal.

29. On May 18, 2015, GrafTech announced that it has entered into a definitive agreement (“Merger Agreement”) with Brookfield pursuant to which Brookfield will commence a tender offer (“Tender Offer”) to acquire up to all of the outstanding shares of GrafTech common stock. Under the terms of the Merger Agreement, Brookfield will commence the Tender Offer to purchase up to all of the outstanding shares of GrafTech common stock at a purchase price of $5.05 per share.

30. Pursuant to the Merger Agreement, the Tender Offer commenced on May 26, 2015 and will expire at 12:00 midnight, New York City time, on July 7, 2015, unless extended in accordance with the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission. Consummation of the Tender Offer is subject to certain conditions, including the tender of a number of GrafTech shares that, together with any other shares then owned by Brookfield (including shares issuable upon conversion of the convertible preferred stock expected to be issued to Brookfield as previously announced), would represent at least 30% of the then outstanding shares plus shares issuable upon such conversion (“Minimum Tender Condition”). Assuming the convertible preferred stock is issued prior to the expiration of the Tender Offer, as of May 18, 2015, satisfaction of the Minimum Tender Condition would only require the tender of approximately 15% of the currently outstanding GrafTech shares.

31. If the number of GrafTech shares tendered, together with any other shares then owned by Brookfield, would represent at least 80% of the then outstanding shares plus shares issuable upon such conversion (“Merger Condition”), then the remaining outstanding GrafTech shares will be acquired in a merger transaction at the same price offered in the Tender Offer. Assuming the convertible preferred stock is issued prior to the expiration of the Tender Offer, as of May 18, 2015, the Merger Condition would require the tender of approximately 75% of the currently outstanding GrafTech shares.

32. Concurrently with the execution of the Merger Agreement, the Milikowsky Group entered into a tender and support agreement (“Support Agreement”) with Brookfield, pursuant to which, among other things, they agreed to tender all of their shares in the offer and take certain other actions in furtherance of the Merger.

33. In addition to the fact that the Proposed Transaction and Investment Agreement were designed to frustrate the Milikowsky Group’s efforts to protect the interests of the Company’s shareholders, the proposed consideration is woefully inadequate and fails to fairly compensate the Company’s shareholders for their equity interest in the Company.

34. As recently as August 2014, shares of the Company were trading above $9.00 and in the past year they traded as high as $10.88. According to Zacks Investment Research, brokerages have set a twelve-month consensus target price of $6.25 for the Company.

35. Similarly, according to Yahoo! Finance, at least one analyst following the Company has set a price target of $6.00 for the Company’s shares. In addition, for the next year, it is estimated that the Company’s earnings will grow approximately 142% compared to just 4.7% for the Industrial Electrical Equipment industry, 5.6% for the Industrial Goods sector, and 12.2% for the S&P 500.

36. In facilitating the acquisition of GrafTech by Brookfield to frustrate the Milikowsky Group’s efforts to protect the interests of the Company’s shareholders, and by agreeing to the Proposed Transaction for inadequate consideration, each of the Defendants breached and/or aided the other Defendants’ breaches of their fiduciary duties.

37. In addition, the Board exacerbated its breaches of fiduciary duty by agreeing to onerous deal protection devices that preclude other bidders from making successful competing offers for the Company. For example, the Board agreed to (i) after the expiration of a brief go-shop period, a strict “no-shop” provision that prevents the Company from actively seeking a superior proposal; (ii) an “information rights” provision that requires the Company to provide Parent with the material information regarding proposals it receives both during and after the go-shop period; (iii) a “matching rights” provision that grants Parent four (4) business days to renegotiate the terms of the Proposed Transaction in order to render its proposal superior to the unsolicited proposal; and (iv) and a termination fee up to $20 million.

38. The deal protection devices, in conjunction with the Investment Agreement (which will provide Brookfield with approximately 22% of the Company’s outstanding shares and render Brookfield the largest shareholder in the Company) and the Support Agreement all operate to ensure that no competing offer emerges.

39. Further breaching the Board’s fiduciary duties, on May 26, 2015, upon the commencement of the Tender Offer, the Company filed a Schedule 14D-9 Recommendation Statement (“Recommendation Statement”) with the U.S. Securities and Exchange Commission (“SEC”) recommending that GrafTech shareholders tender their shares in the Proposed Transaction which fails to disclose material information to the shareholders of the Company so that the shareholders may make an informed decision regarding the Proposed Transaction. Specifically, the Recommendation Statement omits and/or misrepresents material information concerning, among other things: (a) the background of the Proposed Transaction; (b) management’s projections; (c) the data and inputs underlying the financial valuation analyses that purport to support the fairness opinion provided by the Company’s financial advisor, J.P. Morgan Securities LLC (“J.P. Morgan”); and (d) potential advisor conflicts. In addition, the disclosures in the Recommendation Statement were crafted in such a fashion as to conceal the true purpose of the Investment Agreement and the Proposed Transaction.

40. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ (as defined herein) violations of their fiduciary duties and from Brookfield.

PARTIES

41. Plaintiff is, and at all relevant times was, a continuous stockholder of GrafTech.

42. GrafTech is a Delaware corporation with its principal executive offices located at Suite 300 Park Center I, 6100 Oak Tree Boulevard, Independence, Ohio 44131.

43. Defendant Randy Carson (“Carson”) has served as Chairman of the Company since June 2014 and as a director since 2009.

44. Defendant Thomas A. Danjczek (“Danjczek”) has served as a director of the Company since May 2014 and as Chair of the Company’s Organization, Compensation and Pension Committee, and as a member of the Audit and Finance Committee.

45. Defendant Karen Finerman (“Finerman”) has served as a director of the Company since May 2014 and as a member of the Nominating and Governance Committee.

46. Defendant Joel L. Hawthorne (“Hawthorne”) has served as the CEO, President and a director of the Company since January 2014.

47. Defendant David R. Jardini (“Jardini”) has served as a director of the Company since May 2014 and as a member of the Audit and Finance Committee.

48. Defendant Milikowsky has served as a director of the Company from late 2010 until March 2013 and rejoined the Board in May 2014. He has served as Chair of the Nominating and Governance Committee, and as a member of the Organization, Compensation and Pension Committee. Mr. Milikowsky previously served as President of Seadrift and Chairman and CEO of C/G, which he formed in 2003, before selling these companies to GrafTech in 2010.

49. Defendant M. Catherine Morris (“Morris”) has served as a director of the Company since May 2014 and as the Chair of the Audit and Finance Committee.

50. Defendants Carson, Danjczek, Finerman, Hawthorne, Jardini, Milikowsky, and Morris are collectively referred to herein as the “Board” or the “Individual Defendants.”

51. Defendant BCP IV is a Delaware limited partnership.

52. Defendant Acquisition Sub is a Delaware corporation and a wholly owned subsidiary of BCP IV.

53. Defendant BAM is a global alternative asset manager, with over $200 billion in assets under management, engaged in (among other activities) managing and making investments in property, renewable energy, infrastructure and private equity. BAM (NYSE: BAM) has its principal executive offices located at Suite 300, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Canada M5J 2T3.

54. Collectively, GrafTech, the Individual Defendants, BCP IV, Acquisition Sub and BAM are referred to herein as the “Defendants.”

CLASS ACTION ALLEGATIONS

55. Plaintiff brings this action on his own behalf and as a class action pursuant to Rule 23 on behalf of all holders of GrafTech common stock who are being and will be harmed by Defendants’ actions described below (“Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

56. This action is properly maintainable as a class action because:

a. The Class is so numerous that joinder of all members is impracticable. As of May 26, 2015, there were over 137 million shares of GrafTech common stock issued and outstanding. The actual number of public shareholders of GrafTech will be ascertained through discovery.

b. There are questions of law and fact that are common to the Class, including:

i)	whether the Individual Defendants have breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

ii)	whether the Individual Defendants have breached their fiduciary duty to obtain the best price available for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

iii)	whether the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class; and

iv)	whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

c. Plaintiff is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

d. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

f. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

A.	Background

57. GrafTech is a global company that has been redefining limits for more than 125 years. The company offers innovative graphite material solutions for its customers in a wide range of industries and end markets, including steel manufacturing, advanced energy applications and latest generation electronics. GrafTech operates 18 principal manufacturing facilities on four continents and sells products in over 70 countries. GrafTech employs approximately 2,400 people.

58. On November 30, 2010, GrafTech acquired Seadrift, the world’s second largest producer of petroleum-based needle coke, and C/G, a US-based graphite electrode producer.

59. The Milikowsky Group was substantial equity owners of Seadrift and C/G prior to the acquisitions of those entities by the Company. In connection with those acquisitions, the Milikowsky Group received a portion of the aggregate consideration paid to the equity holders of Seadrift and C/G, which was comprised of shares of common stock, cash and the Senior Subordinated Notes due in November 2015 for an aggregate total face amount of $200 million. In addition, as part of the Seadrift and C/G acquisitions, the Milikowsky Group was guaranteed a seat on the GrafTech Board as long as he and his associates held at least 12 million of the Company’s shares.

60. Milikowsky began his tenure as a director of GrafTech on December 9, 2010. After spending a year on the Board, his opinion of management and his fellow board members plunged. He thought the Company was underperforming, spending too much on overhead and making poor strategic choices and he was vocal about his views.

61. Indeed, since shortly after the Seadrift and C/G acquisitions, the Company has consistently underperformed the broad market and its peers and frequently failed to even meet its own forecasts. As such, Milikowsky had various confrontations with the Board and Company management and has been vocal about their need to improve the performance and operations of the Company.

62. In early 2012, Milikowsky began meeting with other directors to make his case. According to public statements by Milikowsky, at least one of his co-directors was openly supportive and another was sympathetic to his concerns but wary of confronting management without a majority of board members aligned.

63. Thereafter, Milikowsky began efforts to get the Company to replace then CEO Shular (who subsequently resigned on January 21, 2014 and was replaced by defendant Hawthorne as CEO and president.)

64. As Milikowsky escalated his efforts to overhaul the Company, the backlash from the Company’s management and Board also increased. In May 2013, Milikowsky was pushed off the Board amid accusations from Company management that he leaked material nonpublic information to a hedge fund.

However, according to Milikowsky, the accusations were “a total sham excuse to protect Shular, and they dreamed up this leak as an excuse to force me off the board.”

65. Nevertheless, despite pushing Milikowsky off the Board, the Milikowsky Group was and continues to be the Company’s largest shareholder and they are the holders of the Senior Subordinated Notes. Thus, they possessed the ability to exert significant control over the Company, and their continued efforts to overhaul the Company’s Board and senior officers for the benefit of GrafTech’s public shareholders still posed a significant threat to same.

66. In January 2014, the Milikowsky Group announced their intention to nominate five director candidates, which would constitute control of the Board, to stand for election to GrafTech’s Board at the Company’s 2014 Annual Meeting of Stockholders. Over the ensuing months, and after numerous public exchanges with the Board, the Milikowsky Group elected to reduce their director nominees to three candidates which included defendants Finerman, Jardini and Milikowsky (the “Milikowsky Directors”).

67. In May 2014, after a costly proxy battle between the Board and the Milikowsky Group, at the Company’s 2014 Annual Meeting of Stockholders the Company’s shareholder’s voted in favor of the three Milikowsky Directors each of whom is currently a director of the Company.

68. On January 23, 2015, the Milikowsky Group (now styled as the “Save GrafTech” group) sent a letter to the Company indicating their intention to once again wage a proxy contest and nominate a full slate of seven directors to stand for election at the Company’s 2015 Annual Meeting of Stockholders as well as their desire to remove the Company’s current CEO, defendant Hawthorne. Save GrafTech detailed the continued strategic and operational missteps that have contributed to the Company’s downward spiral and identified four additional independent director nominees who they believed are qualified to oversee a wholesale restructuring of the Company.

69. The January 23, 2015 letter also referenced a then recent letter sent by the Milikowsky Group to the Board concerning a potential partial refinancing of the Senior Subordinated Notes that are set to come due in November.

70. On January 26, 2015, GrafTech’s Board responded to the January 23, 2015 letter and specifically addressed the Senior Subordinated Notes as follows:

Your conceptual discussions with the Board about extending the maturity of some of your senior subordinated notes due in November 2015 never became a proposal or offer to which the Board could effectively respond. Despite repeated requests from the Board, you would not discuss extension terms, commercial or otherwise, and your entire willingness to consider an extension was conditioned both on the addition of two Directors that were selected solely by you and your sole approval of the new CEO and management. The highly conditional nature of your concept was, and still is, unacceptable to all the independent Board members who were not elected on your slate.

71. In a press release issued by the Company in connection with their January 26, 2015 letter, the Company confirmed that Milikowsky’s nominations were made pursuant to his role as (the largest) shareholder, and not as a director.

72. On February 11, 2015, the Milikowsky Group issued a public letter critiquing the Company’s CEO and Board and reaffirming the need to replace them in order to save the Company. Among other things, in the letter Milikowsky stated as follows:

I believe the Company’s performance during the past year speaks for itself in demonstrating to shareholders that management’s actions have been both inadequate and ineffective, that the CEO needs to be promptly replaced and that the Board needs to be reconstituted. Over the past 12 months, GrafTech has continually failed to meet its own forecasts, the business has suffered net losses for the past five quarters, the share price has declined by over 60% and both major credit rating agencies have downgraded the Company’s debt. All of this has occurred in the face of an increasing demand for graphite electrodes and an approximately 3.5% median share price decrease of GrafTech’s peer group, as indicated in the chart below:

[Emphasis added.]

73. The February 11, 2015 letter also highlighted the leverage the Milikowsky Group possesses as a result of the Senior Subordinated Notes, stating:

[A]bsent an agreed upon restructuring, the $200 million of senior subordinated notes will be payable in full in cash on November 30, 2015. Moreover, as GrafTech is undoubtedly aware, the revolving credit facility’s maturity may be accelerated to August 30, 2015 — which is just over six months away — if a solution for the subordinated notes cannot be achieved before August 30. In the context of the ongoing public confrontations between the Milikowsky Group concerning the looming proxy contest and imminent maturity of the Senior Subordinated Notes, in February 2015 Brookfield contacted with the Company and indicated its desire to provide assistance with refinancing the Senior Subordinated Notes. Brookfield and the Company agreed to meet on March 6, 2015 to discuss the matter further.

74. The very same day, Brookfield initiated contact with the Company and indicated that it was interested in refinancing the Senior Subordinated Notes. Further discussion of Brookfield’s interest was postponed until March 6, 2015.

75. On March 2, 2015, in an effort to mitigate the Milikowsky Group’s leverage over the Board, and defeat their efforts to improve the operations of GrafTech, the Company announced that it has amended its revolving credit facility to provide additional flexibility, resulting in access to the full $400 million revolver and that the Company established a new $40 million senior secured term loan facility. The primary purpose of the credit facility amendment and the term loan facility is to provide the Company with the necessary liquidity to repay the Senior Subordinated Notes due in November 2015. Despite to patent conflict of interest, the term loan facility was provided by a group led by JPMorgan Chase Bank, N.A., whose affiliate, J.P. Morgan, served as the Company’s financial advisor in connection with the Proposed Transaction.

76. On March 6, 2015, the Company met with Brookfield regarding Brookfield’s interest in “helping the Company” refinance its Senior Subordinated Notes. As with the Milikowsky Group, Brookfield indicated that it would require representation on the Board proportionate to its investment. However, in light of the amended and new credit facilities announced on March 2, 2015, which already mitigated the Milikowsky Group’s leverage in connection with the Senior

Subordinated Notes, the Board intimated to Brookfield that a proposed transaction would need to address the Milikowsky Group’s other leverage over the Board, namely its position as the Company’s largest shareholder.

77. On March 9, 2015, just days after the March 6 meeting, Brookfield contacted defendant Hawthorne and indicated its potential interest in acquiring the Company.

78. Demonstrating that the Board’s consideration of a potential Brookfield transaction was really motivated by a desire to undermine the Milikowsky Group’s leverage in the upcoming proxy battle in connection with the Company’s 2015 Annual Meeting of Stockholders, on March 10, 2015, defendants Hawthorne and Carson considered, and initially did, limit the consideration of the Brookfield discussion to the special committee of the Board that was formed to handle the issues concerning the Company’s 2015 meeting and thereby excluding the other members of the Board, i.e. the Milikowsky Directors. However, after discussing this possibility with their counsel, they decided to present the issue to the whole Board.

79. Nevertheless, on March 12, 2015, Brookfield provided a written presentation addressed solely to the special committee and excluded the Milikowsky Directors. Similarly, on March 18, 2015, Brookfield sent Hawthorne a written expression of interest which included a preliminary indication of value which Hawthorne initially shared only with Carson. On March 19, 2015, after reassuring themselves of the genuineness of Brookfield’s interest in assisting them with neutralizing the Milikowsky Group, Hawthorne and Carson finally shared the information with the full Board, including the Milikowsky Directors.

80. On March 19, 2015, at a meeting of the Board, Carson summarized Brookfield’s expression of interest, which provided for, among other things:

•	an all cash proposal to acquire all of the outstanding Shares at a price range of between $5.00 and $5.25 per Share, a 28—35% premium to the closing price on March 17, 2015;

•	expedited due diligence and negotiation of definitive agreements, to be completed by April 30, 2015; and

•	no financing condition.

81. On March 30, 2015, despite their involvement in the amended and new credit facilities announced on March 2, 2015, which were designed to mitigate the Milikowsky Group’s leverage in connection with the Senior Subordinated Notes, the Board determined to engage J.P. Morgan to provide advice to and act for the Board and the Company with respect to the Brookfield proposal. On April 21, 2015, the Company formally engaged J.P. Morgan.

82. On April 14, 2015, the Company received a non-binding expression of interest from Brookfield regarding a proposed purchase of $150,000,000 of convertible preferred stock, which would be used to refinance the Senior Subordinated Notes, and a proposed tender offer for up to 100% of the Company’s

Shares (including a back-end merger) at a purchase price of $5.00 per share. As was revealed later on in the process, the proposed purchase of $150,000,000 of convertible preferred stock would serve to directly address the Milikowsky Group’s leverage as the Company’s largest shareholder. Indeed, further confirming that the Board’s real interest in transacting with Brookfield was to undermine the Milikowsky Group’s leverage, and not to serve the best interests of the Company’s shareholders, the Board repeatedly advised that it was only authorizing negotiations with Brookfield and not authorizing a sale of the Company.

83. On April 25, 2015, after further negotiations with Brookfield, which apparently excluded the Milikowsky Directors, Brookfield indicated that it would increase its proposed purchase price to $5.05 per share.

84. On April 27, 2015, the Board instructed management and J.P. Morgan to complete negotiations of the preferred stock financing which was necessary to eliminate the Milikowsky Group’s remaining leverage as the Company’s largest shareholder, and to review and negotiate the specific provisions of the definitive documents necessary for effecting the transaction.

85. On April 28, 2015, after the Board met and discussed the impact of the proposed transactions on the Company’s credit facility and the Senior Subordinated Notes, and was satisfied that the transactions enabled them to achieve their agenda with respect to the Milikowsky Group, the Board determined that the $5.05 offer price was acceptable.

86. On April 29, 2015, GrafTech announced that it has entered into a letter of intent regarding the potential sale of $150 million of 7% convertible preferred shares in a private offering to an affiliate of BAM. GrafTech also announced that it had entered into a separate letter of intent for a possible tender offer by Brookfield to acquire outstanding shares of GrafTech common stock. In addition, seizing on the opportunity to conceal the Board’s true agenda, and in furtherance of same, the Company announced that:

In order to give GrafTech stockholders adequate opportunity to consider the choices expected to be presented by the tender offer, GrafTech’s Board has decided to postpone the Company’s 2015 Annual Meeting of Stockholders to a later date.

which enabled the Company to further undermine the Milikowsky Group’s efforts to restructure the Board and the Company.

87. On May 4, 2015, GrafTech announced that it entered into the Investment Agreement with an affiliate of BAM under which Brookfield will acquire $150 million of 7% convertible preferred shares of GrafTech in a private offering.

88. Under the terms of the Investment Agreement, upon issuance, the convertible preferred shares will be issued in two series, Series A shares and Series B shares (collectively, Company Preferred Stock). The Series A shares will be immediately convertible into GrafTech common shares equal to approximately 19.9% of the currently outstanding shares of GrafTech common stock, at a conversion price of $5.00 per common share, subject to customary anti-dilution adjustments. Subject to certain conditions, the Series B shares will become convertible into common shares equal to approximately 2% of the currently outstanding shares.

89. The Investment Agreement eliminated the Milikowsky Group’s leverage since the proceeds of the Investment Agreement will be used for the repayment of the Company’s Senior Subordinated Notes and the convertible preferred shares will result in the Milikowsky Group’s displacement as the Company’s largest shareholder. Moreover, pursuant to the Investment Agreement, Brookfield will designate two directors to be appointed to the Board whereby the GrafTech Board will be expanded from seven to nine and the influence of the Milikowsky Directors will be substantially diluted.

90. On May 5, 2015, the day after announcing the execution of the Investment Agreement, and consistent with the true purpose and effect of same, Brookfield requested that J.P. Morgan arrange for discussions between Brookfield and Milikowsky regarding whether Milikowsky would be willing to enter into a tender and support agreement with respect to his shares in connection with the proposed Transaction.

91. On or about May 8, 2015, Brookfield met with Milikowsky and, in light of the Investment Agreement which effectively served as a “check mate” to his ability to reorganize and fix the Company, Milikowsky was receptive to Brookfield’s proposal and indicted his willingness to support a potential transaction.

B.	The Proposed Transaction

92. On May 18, 2015, GrafTech issued a press release announcing the Proposed Transaction:

GrafTech International Ltd. (NYSE:GTI) (“GrafTech” or the “Company”) today announced it has entered into a definitive agreement and plan of merger with an affiliate of Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA) (“Brookfield”) under which Brookfield will commence a tender offer to acquire up to all of the outstanding shares of GrafTech common stock. The definitive agreement was unanimously approved by GrafTech’s Board of Directors and follows the letter of intent announced by GrafTech on April 29, 2015. Holders of approximately 11% of the outstanding shares of GrafTech common stock, including GrafTech director Nathan Milikowsky, have agreed to support the transaction and tender their shares in the tender offer.

Under the terms of the agreement, Brookfield will commence a tender offer to purchase up to all of the outstanding shares of GrafTech common stock at a purchase price of $5.05 per share, representing a premium of 26% over the average closing price of the Company’s common shares during the 60 trading days ended April 28, 2015. The tender offer is not subject to any financing conditions.

The tender offer is intended to provide GrafTech stockholders the option to choose immediate liquidity at a premium as described above or to participate in GrafTech as a stockholder following the closing of the tender offer (subject to the merger provisions described below)

with the benefit of Brookfield sponsorship going forward. A stockholder might choose to accept a combination of both cash and continued ownership of GrafTech shares.

The Company believes that Brookfield has an exceptional track record sponsoring public companies in difficult underlying market conditions, including significant knowledge and experience in steel, mining and metals, and other industrial sectors.

Pursuant to the agreement, the tender offer will commence no later than May 26, 2015 and will expire at 12:00 midnight, New York City time, on July 7, 2015, unless extended in accordance with the terms of the agreement and the applicable rules and regulations of the Securities and Exchange Commission. Consummation of the tender offer is subject to certain conditions, including receipt of required regulatory approvals, the tender of a number of GrafTech shares that, together with any other shares then owned by Brookfield (including shares issuable upon conversion of the convertible preferred stock expected to be issued to Brookfield as previously announced), would represent at least 30% of the then outstanding shares plus shares issuable upon such conversion (the “minimum tender condition”), and other customary conditions. Assuming the convertible preferred stock is issued prior to the expiration of the tender offer, as of the date hereof, satisfaction of the minimum tender condition would require the tender of approximately 15% of the currently outstanding GrafTech shares.

If the number of GrafTech shares tendered, together with any other shares then owned by Brookfield (including shares issuable upon conversion of the convertible preferred stock expected to be issued to Brookfield as previously announced), would represent at least 80% of the then outstanding shares plus shares issuable upon such conversion (the “merger condition”), then the remaining outstanding GrafTech shares will be acquired in a merger transaction at the same price offered in the tender offer. Assuming the convertible preferred stock is issued prior to the expiration of the tender offer, as of the date hereof, satisfaction of the merger condition would require the tender of approximately 75% of the currently outstanding GrafTech shares.

Additional details regarding the tender offer are or will be made available in Brookfield’s and the Company’s respective filings with the Securities and Exchange Commission.

J.P. Morgan Securities LLC is serving as financial advisor, and Withers LLP and Willkie Farr & Gallagher LLP are serving as legal counsel, to GrafTech in connection with the transaction. Weil, Gotshal & Manges LLP is serving as legal counsel to Brookfield in connection with the transaction.

C.	The Unfair Price

93. Pursuant to the Merger Agreement, Brookfield commenced the Tender Offer to purchase up to all of the outstanding shares of GrafTech common stock at a purchase price of $5.05 per share.

94. The Tender Offer commenced on May 26, 2015 and will expire at 12:00 midnight, New York City time, on July 7, 2015, unless extended in accordance with the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission. Consummation of the Tender Offer is subject to certain conditions, including the tender of a number of GrafTech shares that, together with any other shares then owned by Brookfield (including shares issuable upon conversion of the convertible preferred stock expected to be issued to Brookfield as previously announced), would represent at least 30% of the then outstanding shares plus shares issuable upon such conversion. Assuming the convertible preferred stock is issued prior to the expiration of the Tender Offer, as of May 18, 2015, satisfaction of the Minimum Tender Condition would require the tender of approximately 15% of the currently outstanding GrafTech shares.

95. If the number of GrafTech shares tendered, together with any other shares then owned by Brookfield, would represent at least 80% of the then outstanding shares plus shares issuable upon such conversion, then the remaining outstanding GrafTech shares will be acquired in a merger transaction at the same price offered in the Tender Offer. Assuming the convertible preferred stock is issued prior to the expiration of the Tender Offer, as of May 18, 2015, the Merger Condition would require the tender of approximately 75% of the currently outstanding GrafTech shares.

96. In addition to being designed to frustrate the efforts of the Milikowsky Group to fix the Company, the proposed consideration is woefully inadequate and fails to fairly compensate the Company’s shareholders for their equity interest in the Company.

97. As recently as August 2014, shares of the Company were trading above $9.00 and in the past year they traded as high as $10.88. As of March 22, 2015, according to Zacks Investment Research, brokerages have set a twelve-month consensus target price of $6.25 for the Company.

98. Similarly, according to Yahoo! Finance, at least one analyst following the Company has set a price target of $6.00 for the Company’s shares. In addition,

for the next year, it is estimated that the Company’s earnings will grow approximately 142% compared to just 4.7% for the Industrial Electrical Equipment industry, 5.6% for the Industrial Goods sector, and 12.2% for the S&P 500.

99. The Board should have leveraged GrafTech’s position to extract a greater premium and a favorable merger agreement. Instead, as a result of their eagerness to stifle Milikowsky, the Board hastily agreed to a deal with Brookfield before fulfilling its fiduciary duties to maximize shareholder value.

100. As these indicators make clear, GrafTech, if properly exposed to the market for corporate control, would bring a price materially in excess of the amount offered in the Proposed Transaction.

D.	The Preclusive Deal Protection Measures

101. As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

102. Although the Merger Agreement provides for a brief 35 day “go-shop” period, at the end of such period the Company must notify Parent in writing of the identity of each party from whom the Company received an acquisition proposal and must provide a copy of the proposal and any other written material terms or proposals provided (including financing commitments) including, the identity of the bidder and a written summary of the material terms of any proposal not made in writing. Specifically, § 6.2(a) of the merger Agreement provides in pertinent part that:

During the period (the “Go-Shop Period”) commencing on the date of this Agreement and continuing until 11:59 p.m. (New York Time) on the 35th calendar day after the date of this Agreement, unless extended by the Go-Shop Extension (the day on which the Go-Shop Period (including the Go-Shop Extension, if any) ends, the “No-Shop Period Start Date”), the Company and its Subsidiaries and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) shall have the right to (i) initiate, solicit and encourage any inquiry or the making of any proposal or offer that constitutes an Acquisition Proposal, including by providing information (including non-public information and data) regarding, and affording access to the business, properties, assets, books, records and personnel of, the Company and its Subsidiaries to any Person pursuant to (x) a confidentiality agreement entered into by such Person containing confidentiality terms that are no more favorable in the aggregate to such Person than those contained in the Confidentiality Agreement (unless the Company offers to amend the Confidentiality Agreement to reflect such more favorable terms), or (y) to the extent applicable, the confidentiality agreement entered into with such Person prior to the date of this Agreement (any such confidentiality agreement, an “Acceptable Confidentiality Agreement”); provided that the Company shall promptly (and in any event within 24 hours) make available to Parent any non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access that was not previously made available to the Parent, and (ii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Persons or group of Persons with respect to any Acquisition Proposals and cooperate with or assist or participate in or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposals. No later than one (1) Business Day after the No-Shop Period Start Date, the Company shall notify Parent in writing of the identity of each Person or group of

Persons from whom the Company received a written Acquisition Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date and provide to Parent (x) a copy of any Acquisition Proposal made in writing and any other written material terms or proposals provided (including financing commitments) to the Company or any of its Subsidiaries, (y) the identity of the Person or Persons making such Acquisition Proposal and (z) a written summary of the material terms of any Acquisition Proposal not made in writing (including any terms proposed orally or supplementally).

103. Thereafter, § 6.2(c) of the Merger Agreement prohibits the Company from soliciting interest from other potential acquirors in order to procure a price in excess of the amount offered by Brookfield. Specifically, § 6.2(c) provides that:

Except as may relate to any Excluded Party (for so long as such Person or group is an Excluded Party), or as expressly permitted by this Section 6.2, from the No-Shop Period Start Date continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Acceptance Time, the Company and its Subsidiaries shall not, and the Company shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly, (i) solicit, initiate, cause or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, an Acquisition Proposal, (ii) furnish to any Person (other than Parent, Acquisition Sub or any designees of Parent or Acquisition Sub) any non-public information relating to the Company or any of its Subsidiaries, or afford to any Person (other than Parent, Acquisition Sub or any designees of Parent or Acquisition Sub) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal, or (iv) enter into any Contract contemplating or otherwise relating to an Acquisition Transaction (other than an Acceptable Confidentiality Agreement).

104. Moreover, pursuant to § 6.2(f), the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must promptly notify Brookfield of the bidder’s identity and the terms of the bidder’s offer. Specifically, § 6.2(f) provides that:

In addition to the obligations of the Company set forth in this Section 6.2, the Company shall promptly notify Parent if any director or executive officer of the Company becomes aware of any receipt by the Company of (i) any Acquisition Proposal, (ii) any request for information that would reasonably be expected to lead to an Acquisition Proposal, or (iii) any inquiry with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such Acquisition Proposal). The Company shall keep Parent reasonably informed of the status and terms of any such Acquisition Proposal, request or inquiry (and the Company shall provide Parent with copies of any additional written materials received that relate to such Acquisition Proposal, inquiry or request).

105. Further, pursuant to § 7.4(e), the Merger Agreement, before the Company may effect a change in recommendation of the Proposed Transaction in response to a superior proposal, the Company must provide Parent with written notice of an intention for same and give Parent four business days to match the superior offer. In the event that the superior offer is revised in response to Parent’s attempt to match same, the Company must repeat this process and provide Parent with an additional two business days to match the revised offer. Specifically, § 7.4(e) provides that:

No Company Board Recommendation Change may be made in response to a Superior Proposal or an Intervening Event and (ii) no termination of this Agreement in accordance with Section 7.4(c) may be made: (x) until the fourth (4th) Business Day following Parent’s receipt of written notice from the Company advising Parent that the Company Board intends to, in the case of clause (i), make such Company Board Recommendation Change (a “Company Board Recommendation Notice”), or in the case of clause (ii), terminate this Agreement in accordance with this Section 7.4(e) (a “Notice of Superior Proposal”), which notice shall specify (1) in the case of such an action taken in connection with a Superior Proposal, the terms and conditions of such Superior Proposal (including the identity of the Person making such Superior Proposal and a copy of the then-current forms of all of the relevant proposed transaction documents related thereto, including definitive agreements with respect to such Superior Proposal) or (2) if the basis of the proposed action by the Company Board is an Intervening Event, a description of the Intervening Event; and (y) unless the Company shall have (A) during the four (4) Business Day period specified above (and any additional period related to a revision to the Superior Proposal, as provided below), negotiated, and caused its financial and legal advisors to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) with respect to proposed adjustments to the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal (or, in the case of a Company Board Recommendation Notice that is not related to a Superior Proposal, so that the failure to make such Company Board Recommendation Change is no longer inconsistent with the Company Board’s fiduciary duties under Delaware Law); and (B) prior to or concurrently with a termination of this Agreement pursuant to Section 7.4(c), paid the Termination Fee required under Section 9.4(b).

The parties agree that, in the case of such actions taken in connection with a Superior Proposal or an Intervening Event, any material amendment to the financial terms or other material terms of such Superior Proposal, or any new material information regarding the Intervening Event, shall, in each case, require a new Company Board Recommendation Notice or Notice of Superior Proposal and an

additional two (2) Business Day period (the period inclusive of all such days, the “Notice Period”). The Company agrees that: (i) during the Notice Period the Company shall, and shall cause its financial advisors and outside legal counsel to, negotiate with Parent in good faith if Parent indicates to the Company that it desires to negotiate the terms of this Agreement; and (ii) the Company shall take into account all changes to the terms of this Agreement proposed by Parent in determining whether such Acquisition Proposal continues to constitute a Superior Proposal. The Company shall promptly keep Parent reasonably informed of all material developments affecting the material terms of any such Superior Proposal (and the Company shall provide Parent with copies of any additional material written materials received that relate to such Superior Proposal).

106. The Merger Agreement gives Brookfield access to any rival bidder’s information and allows Brookfield a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Brookfield and will allow Brookfield to piggy-back upon the due diligence of the foreclosed second bidder.

107. In addition, the Merger Agreement imposes a termination fee of $7.5 million if the Company pursues an alternative transaction during the go-shop period and $20 million if it does so after the go-shop period ends.

108. Moreover, concurrently with the execution of the Merger Agreement, the Milikowsky Group entered into the Support Agreement with Brookfield, pursuant to which, among other things, they agreed to tender all of their shares in the offer and take certain other actions in furtherance of the Merger.

109. The Support Agreement together with the other deal protection devices effectively preclude any alternative bidder from making a superior proposal that will adequately compensate the Company’s shareholders. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. Coupled with the Support Agreement, the provisions effectively ensure that the Proposed Transaction is a foregone conclusion.

E.	Insider Benefits

110. The Company’s executive officers and directors have material conflicts of interest and are acting to better their own personal interest through the Proposed Transaction at the expense of GrafTech’s public shareholders.

111. Under the terms of the Merger Agreement, each Company stock option outstanding at the effective time of the Merger, regardless of whether they were unvested or unexercisable, will be converted into the right to receive an amount in cash equal to the product of $5.05, the proposed consideration, (less the per share exercise price of such Company stock option) and the aggregate number of shares issuable under the option immediately prior to the effective time of the Merger. The following table summarizes, with respect to each executive officer and director, the cash value of the stock options held by such officer or director as of May 22, 2015.

Name	Number of Stock Option (#)	Value of Stock Options($)
Joel L. Hawthorne	182,000	$147,420
Darrel A. Blair	43,200	$34,992
Lionel D. Batty	36,000	$29,160
John D. Moran	32,000	$25,920
Quinn J. Coburn	10,280	$8,327
Randy W. Carson	—	$—
Thomas A. Danjczek	—	$—
Karen Finerman	—	$—
David R. Jardini	—	$—
Nathan Milikowsky	—	$—
M. Catherine Morris	—	$—

112. In addition, under the terms of the Merger Agreement, each Company restricted stock unit outstanding at the effective time of the Merger, even if they are unvested, will be converted into the right to receive an amount in cash, equal to the product of $5.05, the proposed consideration, and the number of restricted stock units immediately prior to the effective time of the Merger. The following table summarizes, with respect to each executive officer and director, the cash value, in respect of each Company restricted stock unit outstanding at May 22, 2015.

Name	Number of Unvested Restricted Share Units (#)	Number of Unvested Performance Share Units at Target (#)	Total Value of Unvested Restricted Share Units and Performance Share Units ($)
Joel L. Hawthorne	196,166	352,800	$2,772,278
Darrel A. Blair	37,866	74,400	$566,943
Lionel D. Batty	36,533	77,200	$574,352
John D. Moran	35,267	78,200	$573,008
Quinn J. Coburn	13,310	33,450	$236,138
Randy W. Carson	—	—	$—
Thomas A. Danjczek	—	—	$—
Karen Finerman	—	—	$—
David R. Jardini	—	—	$—
Nathan Milikowsky	—	—	$—
M. Catherine Morris	—	—	$—

113. The table below2 summarizes the “Golden Parachute Compensation” that certain of the Company’s insiders may receive as a result of the Proposed Transaction:

		Golden Parachute Compensation
Name	Cash ($)	Equity ($)	Pension/ NQDC ($)	Perquisites/ benefits	Tax Reimbursement	Other ($)	Total ($)
Joel L. Hawthorne	2,800,000	2,919,698	—	60,714	2,831,842	—	8,612,254
Erick R. Asmussen (5)	1,850,063	764,322	—	57,848	1,239,393	—	3,911,626
Darrell A. Blair	1,188,000	601,935	—	57,715	—	—	1,847,650
Lionel D. Batty	990,000	603,512	—	57,186	712,931	—	2,363,629
John D. Moran	992,000	598,928	—	57,362	—	—	1,648,290
Craig S. Shular	—	358,025	—	—	—		358,025
Petrus J. Barnard	—	117,867	—	—	—		117,867

F.	The Materially Incomplete and Misleading Recommendation Statement

114. On May 26, 2015, upon the commencement of the Tender Offer, the Company filed a Recommendation Statement with the SEC, recommending that GrafTech shareholders tender their shares in the Proposed Transaction, which fails to disclose material information to the shareholders of the Company so that the shareholders may make an informed decision regarding the Proposed Transaction.

[2]	For additional details and explanatory notes, see Recommendation Statement at 33-34.

Specifically, the Recommendation Statement omits and/or misrepresents material information concerning, among other things: (a) the background of the Proposed Transaction; (b) management’s projections; (c) the data and inputs underlying the financial valuation analyses that purport to support the fairness opinion provided by the Company’s financial advisor, J.P. Morgan; and (d) potential advisor conflicts.

Omissions Concerning Background of the Proposed Transaction

115. The Recommendation Statement fails to provide material information concerning the process conducted by the Company and the events leading up to the Proposed Transaction. In particular, the Recommendation Statement fails to disclose the following information:

a.	The details of the relationship between Brookfield and defendant Danjczek and why Brookfield initially reached out to him to discuss their proposal;

b.	The connection between Brookfield’s initial contact on February 11, 2015, which concerned the Senior Subordinated Notes, and the Milikowsky Group’s letter of the same date which highlighted the issues pertaining to the Senior Subordinated Notes;

c.	The basis for Brookfield initiating contact on February 11, 2015;

d.	The connection between the amended revolving credit facility and new $40 million senior secured term loan facility, announced on March 2, 2015, (whose primary purpose was to provide the Company with the liquidity to repay the Senior Subordinated Notes) and the negotiations and discussions with Brookfield around that date concerning the notes;

e.	The connection between the amended revolving credit facility and new $40 million senior secured term loan facility and the Investment Agreement, including the basis and need for the latter (whose primary purpose was to repay the Senior Subordinated Notes) in light of the former (which serves the same purpose);

f.	The nature and details of the negotiations between Brookfield and the Company’s representatives on March 6, 2015, and whether they discussed the Milikowsky Group’s influence as a result of its share ownership and the Senior Subordinated Notes and requested, suggested, or otherwise, that the parties’ structure the proposed transaction (that ultimately led to the Investment Agreement) in a way that would dilute Milikowsky’s influence over the Board;

g.	The conversations, negotiations, and impetus behind Brookfield’s indication on March 9, 2015 that it was interested in acquiring the Company;

h.	The basis and details concerning defendants Carson and Hawthorne’s consideration, on March 10, 2015, of limiting the discussion of Brookfield’s interest to the “special committee” formed by the Board to handle the 2015 annual shareholders meeting, including, (i) the composition and mandate of that special committee; (ii) when that committee was formed; (iii) the committee’s role in the developing proxy contest between the Board and the Milikowsky Group; (iv) the basis for excluding the Milikowsky Group from the discussion; and (v) when the discussion were finally disclosed to the full Board (as was determined should be based on advise of counsel on or about March 10, 2015);

i.	Whether the confidentiality agreement with Brookfield included a standstill provision;

j.	The nature, composition, and mandate of the “special committee” who received Brookfield’s presentation on March 12, 2015;

k.	Whether the “special committee” who received Brookfield’s presentation on March 12, 2015 was the same as the one formed by the Board for the 2015 annual shareholders’ meeting;

l.	The basis for not including the full Board (including the Milikowsky Group) in the March 12, 2015 presentation, especially in light of the advice of counsel that the full Board be included in the discussions;

m.	The selection process for a financial advisor for the Proposed Transaction, including the “benchmarking [of] engagement proposals” that took place on or about March 30, 2015;

n.	The details of Brookfield’s April 15, 2015 indication of interest, including the proposed share ownership resulting from the conversion of the proposed preferred stock purchase;

o.	In connection with the April 16, 2015 Board meeting, (i) the “preliminary valuation information on the Company;” (ii) the various alternatives considered; and (iii) the actions taken to “enhance the performance and liquidity of the Company;”

p.	The “financing options available to the Company,” which were discussed at the April 19, 2015 Board meeting, and whether they differed from the options discussed at the April 16 meeting;

q.

In connection with the April 22, 2015 Board meeting, (i) the options still under consideration since the April 19, 2015 meeting; (ii) the differences in the options; (iii) the advantages and disadvantages of each of the options; (iv) the execution considerations; (v) the amount of capital infusion associated with each option; (vi) the potential range of Brookfield’s ownership upon completion of each option; (vii) the

Board’s views on the various options; (viii) the basis for the Board directing J.P. Morgan and management to negotiate with Brookfield for a $150 million convertible preferred stock financing in light of the amended revolving credit facility and new $40 million senior secured term loan facility; (ix) the initial dividend rate and minimum tender condition proposed by Brookfield; and (x) the basis for the $5.75 per share counter-offer, especially in light of the Board’s recommendation that the Company’s shareholders tender their shares for $5.05 per share;

r.	The terms of Brookfield’s “latest proposal” discussed at the April 24, 2015 Board meeting, including with respect to (i) the proposed Preferred Stock financing; (ii) the initial conversion price; (iii) the put right and make-whole premium payable upon a change of control of the Company; (iv) Board designation rights; and (v) the price and conditions of the proposed tender offer and related merger;

s.	The updated terms of Brookfield’s proposal and the progression of the negotiations discussed at the April 26, 27, 28, 29 and May 3, 2015 Board meetings;

t.	The negotiations with Brookfield that transpired between each of the Board meetings;

u.	The significance and import of the Investment Agreement to (i) the Senior Subordinated Notes held by the Milikowsky Group; and (ii) their position as the Company’s largest shareholder;

v.	The significance and import of the Investment Agreement to the anticipated proxy contest and the postponement of the 2015 annual shareholders’ meeting;

w.	The basis for the Milikowsky Group entering into the Support Agreement and the relevance of same to the anticipated proxy contest;

x.	The nature and details of the “Brookfield proposal” made to the Milikowsky Group on or about May 8, 2015, including the negotiation and terms of same;

y.	The significance and import of J.P. Morgan’s policy not to provide a fairness opinion “where there is not an acquisition that creates a majority holder of the subject company’s outstanding shares” including how the Board utilized/relied on the fairness opinion in the context of Brookfield acquiring less than a majority of GrafTech shares; and

z.	If and how the Board specifically determined it was acceptable to retain J.P. Morgan to opine on the Proposed Transaction in light of their role with the amended credit facility and term loan facility.

Omissions Concerning Management Projections and J.P. Morgan’s Fairness Opinion

116. The Recommendation Statement fails to disclose key financial projections (or information related thereto) prepared by GrafTech management and/or relied upon by J.P. Morgan in its financial analysis and in rendering its fairness opinions in support of the Proposed Transaction, as well as certain data and inputs underlying the financial analysis. Specifically, the Recommendation Statement fails to disclose:

a.	How the summary of the forecasts included in the Recommendation Statement differs from the non-public, internal financial forecasts regarding the Company’s projected future operations for the 2015 through 2024 fiscal years provided to J.P. Morgan;

b.	The complete set of forecasts provided to J.P. Morgan;

c.	Whether the forecasts incorporate the effect of the Investment Agreement and if not, the forecasts that give effect to same;

d.	How the “unlevered free cash flow for discounting” were calculated; the basis for the discount; and why they were prepared;

e.	If and how the Company’s book value per share, which was $6.73 as of March 31, 2015, was reflected and/or considered in J.P Morgan’s analysis;

f.	The significance and import of J.P. Morgan’s policy not to provide a fairness opinion “where there is not an acquisition that creates a majority holder of the subject company’s outstanding shares” including, (i) how they ultimately provided such an opinion; (ii) the meaning of the opinion in the context of Brookfield acquiring less than a majority of GrafTech shares;

g.	The effect of J.P. Morgan’s assumption that Brookfield would acquire a sufficient number of shares, upon consummation of the Proposed Transaction such that they would hold a majority of the outstanding shares and if, and how, J.P. Morgan’s analysis would differ assuming Brookfield were to acquire less than a majority of the shares;

h.

In connection with the Discounted Cash Flow Analysis, (i) the unlevered free cash flows for fiscal years 2015 through 2024 that J.P Morgan utilized based upon the financial projections prepared by the management of the Company; (ii) how they differed from those projected by the management of the Company; (iii) how they were calculated; (iv) whether they were based on the discounted or undiscounted cash flow projections; (v) the basis for using a different set of projections; (vi) whether management approved and/or concurred with the projections; (vii) the range of terminal values calculated by J.P. Morgan; (viii) which cash flow figures J.P. Morgan utilized to calculate the range of terminal values; (ix) the basis for utilizing a perpetual growth rate ranging from 1.5% to 2.5%; and (x) the Company’s weighted average cost of capital calculated by J.P. Morgan (which was utilized to determine the applicable range of discount rates);

i.	In connection with the analysis of Public Trading Multiples, (i) the objective selection criteria for the analyzed companies; (ii) the “firm value,” EBITDA estimates for fiscal years ended 2015 and 2016, and the ratio of the firm value to EBIDTA estimate for each of the analyzed companies for 2015 and 2016; (iii) the basis for the selected multiple reference ranges, especially in light of the fact that the reference range applied to GrafTech appears inconsistent with the observed means and/or medians of the analyzed companies; and (iv) whether any kind of benchmarking analysis was conducted for GrafTech in relation to the selected comparable companies;

j.

In connection with the Selected Transaction Multiples Analysis, (i) the objective selection criteria for the analyzed transactions, especially in light of the fact that each of the transactions are between approximately seven to nine years old and most of them predate the

2007-08 financial crisis; (ii) the “firm value,” LTM EBIDTA, and the ratio of the firm value to EBIDTA for each of the analyzed transactions; (iii) the transaction value for each of the selected transactions; and (iv) whether any kind of benchmarking was conducted in relation to the analysis.

Omissions Concerning Potential Advisor Conflicts

117. The Recommendation Statement also fails to disclose information that would permit GrafTech shareholders to evaluate the objectivity of J.P. Morgan. Specifically, the Recommendation Statement fails to disclose the specific services and the amount of compensation that J.P. Morgan has performed/received for Brookfield, BAM, and GrafTech during the last two years. In addition, the Recommendation Statement fails to disclose the amount of compensation that J.P. Morgan has/will receive for the amended revolving credit facility and new $40 million senior secured term loan facility, announced on March 2, 2015 and the current status of same in light of the Investment Agreement.

*        *        *         *

118. Without the omitted information identified above, GrafTech’s public shareholders are missing critical information necessary to evaluate whether the Proposed Transaction truly maximizes shareholder value and serves their interests. Moreover, without the key financial information and related disclosures,

GrafTech’s public shareholders cannot gauge the accuracy and reliability of the financial analyses performed by J.P. Morgan and whether they can reasonably rely on its fairness opinion.

119. Based on the foregoing, it is clear that the Board engaged in an extremely flawed process that failed to maximize shareholder value, and improperly served to undermine the efforts of the Milikowsky Group to reorganize the Company/Board so that it fulfills its obligation to serve the interests of the Company’s public shareholders.

120. Accordingly, Plaintiff seeks the following relief, among other things, on his claims related to Defendants’ violations of their fiduciary duties and/or aiding and abetting same, including the omissions/misstatements of material information in connection with the Proposed Transaction, (i) enjoinment of the Proposed Transaction; or (ii) rescission of the Proposed Transaction in the event that it is consummated and to recover damages resulting from Defendants’ misconduct.

FIRST CAUSE OF ACTION

(Against the Individual Defendants for Breach of Fiduciary Duties)

121. Plaintiff repeats and realleges each allegation set forth herein.

122. The Individual Defendants have violated fiduciary duties owed to public shareholders of GrafTech.

123. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants have improperly sought to frustrate the efforts of Milikowsky to fix the Company and have also failed to obtain for the public shareholders of GrafTech the highest value available for GrafTech in the marketplace.

124. As demonstrated by the allegations above, the Individual Defendants breached their fiduciary duties owed to the shareholders of GrafTech because they failed to take steps to maximize the value of GrafTech to its public shareholders in a change of control transaction.

125. As a result of the actions of defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive the highest available value for their equity interest in GrafTech. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

126. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury, which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

(Against Parent, Acquisition Sub and BAM for Aiding and Abetting the

Individual Defendants’ Breaches of Fiduciary Duty)

127. Plaintiff repeats and realleges each allegation set forth herein.

128. Parent, Acquisition Sub and BAM have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to the public shareholders of GrafTech, and are participating in such breaches of fiduciary duties.

129. Parent, Acquisition Sub and BAM knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Parent, Acquisition Sub and BAM rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

130. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in his favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representatives;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from commencing the Proposed Transaction,

unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best available terms for shareholders and discloses/cures the omitted/misstated material information in the Recommendation Statement;

C. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorney’ and experts’ fees; and

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

F. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: June 15, 2015		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
OF COUNSEL:		Brian D. Long (#4347)
Gina M. Serra (#5387)
BROWER PIVEN		Jeremy J. Riley (#5791)
A Professional Corporation		2 Righter Parkway, Suite 120
Brian C. Kerr		Wilmington, DE 19803
475 Park Avenue South		(302) 295-5310
33rd Floor
New York, NY 10016		Attorneys for Plaintiff
(212) 501-9000

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